SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, May 15, 2016

To

BM&FBOVESPA S.A. – Bolsa de Valores Mercadorias e Futuros

Rua XV de Novembro, 275, 6th Floor

São Paulo – SP

At.: Mr. Nelson Barroso Ortega

Superintendência de Acompanhamento de Empresas

With copies to:

CVM – Comissão de Valores Mobiliários

Rua Cincinato Braga, 340, 2nd Floor

São Paulo – SP

At.: Mr. Fernando Soares Vieira

Office of Public Company Supervision

At.: Mr. Francisco José Bastos Santos

Office of Market Surveillance

Ref.: Information on Material Fact Notice published on 05/12/2016 (Notice nº 2181/2016-SAE/GAE2)

Dear Sirs,

Reference is made to Notice nº 2181/2016-SAE/GAE2 (“Bovespa Notice”), received by Ambev S.A. (the “Company”) on the present date.

            The Bovespa Notice requests information on the “impacts for the Company in connection with the transfer of the operations, which is subject to the implementation of certain  conditions between Ambev S.A. and Anheuser-Busch InBev SA/NV, in addition to other information which may be considered important”.

            As disclosed in the Material Fact Notice published on 05/12/2016, following the Company’s Compliance Committee’s and Board of Directors’ approval, it has entered into an agreement, on such date, with Anheuser-Busch InBev SA/NV (“AB InBev”) pursuant to which the Company has agreed to transfer to AB InBev its businesses in Colombia, Peru and Ecuador, in exchange for which AB InBev has agreed to transfer SABMiller plc’s (“SABMiller”) Panamanian business to the Company (“Transaction”).

            On the present date, in compliance with Instruction 480/2009, issued by the CVM, as amended, the Company published Notice to Market with additional information with regards to the Transaction, in the terms of Annex 30-XXXIII of the CVM Instruction 480/2009 (“Notice to Market”).

            As informed in the Notice to Market, the Transaction consists on the transfer of all of all businesses owned by the Company in Ecuador, Peru and Colombia, included all shares owned by the Company in connection with such businesses, in exchange for the business owned today by SABMiller in Panama. In the context of the Transaction, the Company and AB InBev mutually agree to negotiate, until the closing of the Transaction, license agreements with respect to certain brands and recipes owned by the Company and AB InBev for purposes of import, marketing, sale, distribution and production of such brands in Ecuador, Peru, Colombia and Panama.

            The main impact for the Company consists in the exit of the markets of Colombia, Peru and Ecuador and the start of operations in the beverages market of Panama. Nowadays, the Company’s participation in the beer market of Ecuador and Peru is below 5% in both countries. In the Colombian beer market, the Company’s share is estimated in 0.5%. On the other hand, SABMiller’s participation in the Panamanian alcoholic beverages’ market amounts to approximately 50%, in which it commercializes celebrated beer brands such as Atlas and Balboa.

            The Transaction is in line with the Company’s long-term growth strategy in Central America and its goals to maximize gains to its shareholders

We remain available for any additional clarification which may be necessary.

Yours faithfully,

Ricardo Rittes de Oliveira Silva

Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer